Exhibit 21.1

The Chron Organization, Inc.

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Chron Home Services, Inc.	Texas
Zen Energy, Inc.	Texas
Zen Technologies, Inc.	Texas